Mail Stop 4628

                                                          February 8, 2019

Via E-mail
John P. Connolly
Chief Financial Officer
Element Solutions Inc
Merritt View Plaza
383 Main Avenue
Norwalk, CT 06851

       Re:    Platform Specialty Products Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2017 Filed February 28, 2018
              File No. 1-36272

Dear Mr. Connolly:

        We refer you to our comment letter dated December 18, 2018, regarding business contacts with North Korea, Syria and Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                          Sincerely,

                                                          /s/ Cecilia Blye

                                                          Cecilia Blye, Chief
                                                          Office of Global
Security Risk

cc:    Amanda Ravitz
       Assistant Director